Filed by Minim, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Minim, Inc.

Commission File No.: 001-37649

Date: March 13, 2024

Minim Announces Merger Agreement with e2Companies

Merger to create NASDAQ-listed, comprehensive proprietary products and services company focused on Automated Grid Stability

MANCHESTER, N.H., March 12, 2024 (GLOBE NEWSWIRE) -- Minim, Inc. (“Minim”) (NASDAQ: MINM) today announced that it has entered into a definitive merger agreement with privately held e2Companies, LLC (“e2Companies”), to combine the companies in an all-stock transaction. The combined company will focus on continuing to drive proprietary solutions for grid modernization. Upon closing, which is currently anticipated in the second quarter of 2024, the combined company is expected to operate under the name e2Companies, Inc., and trade on the Nasdaq Capital Market.

“This agreement comes at a pivotal time for e2Companies as we advance the commercialization of our technology platform,” said James Richmond, CEO and President of e2Companies. “The aging infrastructure of our country’s grid and the increased need for demand-side innovation is critical. Our merger with Minim should allow us to accelerate AI data-driven networking solutions for the people that need it most, our customers.”

David Lazar, Co-CEO of Minim, commented, “After running a very thorough merger process, we are extremely excited to announce this transaction. We believe that e2Companies could disrupt the energy sector by providing Grid 3.0 energy solutions.”

About the Proposed Transaction, Management and Organization

Under the terms of the Agreement and Plan of Merger, e2Companies will merge with and into a wholly owned subsidiary of Minim, and as the surviving entity, e2Companies will become a wholly owned subsidiary of Minim. At the effective time of the merger, each common unit of e2Companies issued and outstanding will be converted into common stock of Minim based on a fixed exchange ratio, with any resulting fractional shares to be rounded to the nearest whole share. Interest holders of e2Companies will own approximately 97% of the combined company and securityholders of Minim will own approximately 3% of the combined company, on a fully diluted basis.

Following the merger, Minim, Inc. will be renamed “e2Companies, Inc.” and the corporate headquarters will be located at 8901 Quality Rd, Bonita Springs FL 34135. The combined company’s Board of Directors after the Merger will consist of seven members, two of whom will be designated by Minim.

The combined company will be led by James Richmond, CEO of e2Companies and creator of the world’s first Virtual Utility®. James brings a wealth of leadership experience across a wide range of industries, including 30 years of developing new engineering capabilities and innovative solutions for his customers in the energy industry.

“We are thrilled that James has agreed to lead the combined company,” said David Lazar, Co-CEO of Minim Inc.

The transaction has been approved by the Board of Directors of Minim and the managers of e2Companies and is expected to close in the second quarter of 2024, subject to customary closing conditions, including the effectiveness of the registration statement on Form S-4 to be filed by Minim and the approval by Minim stockholders.

ABZ Law Office is serving as legal counsel to Minim. Haynes and Boone, LLP is serving as legal counsel to e2Companies.

About Minim

Minim, Inc. (NASDAQ: MINM) is the creator of intelligent networking products that dependably connect people to the information they need and the people they love. Headquartered in Manchester, NH, the company delivered smart software-driven communications products under the globally recognized Motorola brand and Minim® trademark. Minim end users benefit from a personalized and secure Wi-Fi experience, leading to happy and safe homes where things just work.

To learn more about Minim, visit https://www.minim.com

About e2Companies

e2Companies is the first vertically integrated Virtual Utility® for power generation, distribution, and energy economics in the marketplace. e2Companies’ patented technology, the R3Di® System, provides a synthetic utility BUS with inertia for continuous on-site power and seamless resiliency, independent of grid conditions. The R3Di® System is continuously monitored by the Grove365 to optimize resources, track ESG targets, and unlock new revenue opportunities for customers. This automated platform is self-sustaining and designed to adapt to future grid advancements including renewables, hydrogen, geothermal, biofuel, and autonomous grid operations.

To learn more about e2Companies visit www.e2companies.com

e2Companies

8901 Quality Road

Bonita Springs, FL 34135

Ph: (833) 682-7273

Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to Minim’s plans, expectations, and intentions. Actual results may be materially different from expectations as a result of known and unknown risks, including: risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to obtain stockholder approval for the transaction; uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Minim and e2Companies to consummate the proposed transaction; risks related to Minim’s and e2Companies ability to correctly estimate their respective operating expenses and expenses associated with the proposed transaction, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the merger on Minim’s or e2 Companies’ business relationships, operating results and business generally; costs related to the merger; the outcome of any legal proceedings that may be instituted against Minim, e2Companies or any of their respective directors or officers related to the merger agreement or the proposed transactions contemplated thereby; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; the potential increase in tariffs on the company’s imports; potential supply interruptions from manufacturing the company’s products in Vietnam; risks relating to global semiconductor shortages; potential changes in NAFTA; the potential need for additional funding which Minim may be unable to obtain; declining demand for certain of Minim’s products; delays, unanticipated costs, interruptions or other uncertainties associated with Minim’s production and shipping; Minim’s reliance on several key outsourcing partners; uncertainty of key customers’ plans and orders; risks relating to product certifications; Minim’s dependence on key employees; uncertainty of new product development, including certification and overall project delays, budget overruns; the risk that newly introduced products may contain undetected errors or defects or otherwise not perform as anticipated; costs and senior management distractions due to patent related matters; risks from a material weakness in our internal control over financial reporting; and other risks set forth in Minim’s filings with the Securities and Exchange Commission (“SEC”). Minim cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Minim expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in Minim’s expectations or any change in events, conditions, or circumstance on which any such statement is based.

No Offer or Solicitation

This press release is not intended to and does not constitute a proxy statement or an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Minim and e2Companies, Minim intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a consent solicitation or proxy statement, as applicable, pertaining to Minim and e2Companies. MINIM URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MINIM, e2COMPANIES, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the consent solicitation statement or proxy statement, as applicable. and other documents filed by Minim with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that Minim communicates with investors and the public using its website (https://www.minim.com), where anyone will be able to obtain free copies of the consent solicitation statement or proxy statement and other documents filed by Minim with the SEC and stockholders are urged to read the consent solicitation statement or proxy statement, as applicable, and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Minim and its directors and executive officers may be deemed to be participants in the solicitation of consents in connection with the proposed transaction. Information about Minim’s directors and executive officers is included in Minim’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC. Additional information regarding these persons and their interests in the proposed transaction will be included in the consent solicitation statement or proxy statement, as applicable, relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Contacts:

For inquiries regarding Minim: investorrelations@minim.com

For inquiries regarding e2Companies: investorrelations@e2companies.com